UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

MANCHESTER UNITED plc

(Name of Subject Company (Issuer))

TRAWLERS LIMITED
(Offeror)

a private limited company wholly owned by

James A. ratcliffe

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Class A Ordinary Shares, Par Value $0.0005 Per Share
(Title of Class of Securities)

G5784H106
(CUSIP Number of Class of Securities)

Tristan Head, Officer
Trawlers Limited

Fort Anne

Douglas, IM1 5PD, Isle of Man

Tel. (+44) 1624 826200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)

Copies to:

Andrew Jolly, Esq. Hywel Davis, Esq. Slaughter and May 1 Bunhill Row London EC1Y 8YY, United Kingdom	Krishna Veeraraghavan, Esq. Benjamin Goodchild, Esq. Paul, Weiss, Rifkind, Wharton & Garrison 1285 6th Ave New York, NY 10019, United States

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The pre-commencement communication filed under cover of this Schedule TO relates to a planned tender offer (the “Offer”) by Trawlers Limited (“Purchaser”), a company limited by shares incorporated under the Isle of Man’s Companies Act 2006 with company number 021222V and wholly owned by James A. Ratcliffe, a natural person (an “Offeror” and together with the Purchaser, the “Offerors”), for up to 13,237,834 Class A ordinary shares, par value $0.0005 per share (“Class A Shares”), of Manchester United plc (the “Company”), a Cayman Islands exempted company, representing 25.0% of the issued and outstanding Class A Shares as of the commencement of the Offer, rounded up to the nearest whole Class A Share, at a price of $33.00 per Class A Share, in cash (subject to certain adjustments described in the Transaction Agreement (as defined below)), without interest thereon, less any required tax withholding. The Offer is being made pursuant to the transaction agreement, dated as of December 24, 2023 (together with any amendments or supplements thereto, the “Transaction Agreement”), by and among Purchaser, the sellers party thereto, who are Glazer family members and affiliates (“Sellers”) and the Company.

The Offer for Class A Shares has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and offer to buy Class A Shares will only be made pursuant to the tender offer materials that the Offerors and the Company intend to file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the Offer. At the time the Offer is commenced, the Offerors will file a tender offer statement on Schedule TO (“Tender Offer Statement”) with the SEC, and the Company is expected to file a solicitation/recommendation statement on Schedule 14D-9 (“Solicitation/Recommendation Statement”) with the SEC with respect to the Offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. THE COMPANY’S SHAREHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. Both the Tender Offer Statement and the Solicitation/Recommendation Statement will be mailed to the Company’s shareholders free of charge. Once filed with the SEC, Company shareholders will be able to obtain a free copy of these materials and other documents with respect to the Offer at the website maintained by the SEC at www.sec.gov. The tender offer materials may also be obtained (when available) free of charge on the Company’s internet website at www.manutd.com or by contacting the information agent for the tender offer who will be named in the tender offer materials.

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Press Release dated December 24, 2023.
99.2	Letter to all Manchester United employees from Sir Jim Ratcliffe dated December 24, 2023.
99.3	Letter to Manchester United Supporters Trust from Sir Jim Ratcliffe dated December 26, 2023.
99.4	Social media posts of INEOS dated December 24, 2023